Approximate date of proposed sale to the public: As soon as possible after effective date.

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                                FORM S-2
                         REGISTRATION STATEMENT

                                 UNDER
                       THE SECURITIES ACT OF 1933
                         ______________________


      MECHANICAL TECHNOLOGY                        14-1462255
          INCORPORATED                         (I.R.S. Employer
   (Exact name of registrant as                Identification Number)
    specified in its charter)
                                              968 Albany-Shaker Road
           New York                             Latham, NY 12110
  (State or other jurisdiction                   (518) 785-2211
      of incorporation or                  (Address, including zip code,
         organization)                        and telephone number,
                                              including area code, of
      Cynthia A. Scheuer                      registrant's principal
     Mechanical Technology                        executive offices)
        Incorporated
    968 Albany-Shaker Road                  Copies of all communications
      Latham, NY 12110                                  to:
       (518) 785-2211
 (Name, address, including zip                 Catherine S. Hill, Esq.
 code, and telephone number,                  Whiteman Osterman & Hanna
 including area code, of agent                   One Commerce Plaza
 for service)                                     Albany, NY 12260


     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), other than securities offered only in connection with dividend or reinvestment plans, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [X]

     If this Form is filed to register additional securities or an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

===============================================================================
                         CALCULATION OF REGISTRATION FEE
===============================================================================

                                        Proposed     Proposed
                                        Maximum      Maximum
Title of Each Class of                  Offering     Aggregate     Amount of
Securities to be       Amount to        Price per    Offering      Registration
Registered             be registered    Share(1)     Price         Fee
-------------------------------------------------------------------------------
Common Stock                                         $6,000,000    $1,770
===============================================================================
Total                                                $6,000,000    $1,770
===============================================================================


(1)	Common Stock price per share calculated in accordance with
        Rule 457(c) of the Securities Act using the proposed maximum aggregate Offering Price.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED JULY 22, 1998


                                 PROSPECTUS

                     MECHANICAL TECHNOLOGY INCORPORATED

            RIGHTS TO PURCHASE __________ SHARES OF COMMON STOCK

     Mechanical Technology Incorporated ("MTI" or the "Company"), at no charge to its stockholders, is distributing to holders of record of shares of its common stock, $1.00 par value per share
(the "Common Stock"), as of the close of business on August 12, 1998 (the "Record Date"), non-transferable subscription rights (the "Rights") to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at an exercise price of $_________ per share (the "Exercise Price"). Stockholders will receive one Right for each ____ shares of Common Stock held on the Record Date. Each Right will entitle its holder (a "Holder") to purchase one share of Common Stock (collectively the "Underlying Shares"). No fractional shares of Common Stock will be sold, and fractional interests will be rounded up. Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Exercise Price a pro-rata portion of any Underlying Shares that are not otherwise subscribed for pursuant to the exercise of the Basic Subscription Privilege (the "Oversubscription Privilege"; collectively, with the Basic Subscription Privilege, and the sale of shares of Common
Stock in connection therewith, the "Offering").

     THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 24, 1998, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond November 30, 1998. If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day The Nasdaq National Market is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Exercise Price will be held by the American Stock Transfer & Trust Company, as the Subscription Agent, until the closing, which will occur promptly following the Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid on funds held for Holders exercising their Rights.

     Since August 1994, the Company's Common Stock has been traded on the over-the-counter market and is listed under the symbol MKTY on the OTC Bulletin Board. MTI has filed a registration statement with the Securities and Exchange Commission ("SEC") covering the shares of Common Stock to be issued upon exercise of the Rights. On July 17, 1998, the closing bid price of the Common Stock as reported on the OTC Bulletin Board was $7.25 per share.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION MAY NOT LAWFULLY BE MADE.

YOU SHOULD CAREFULLY CONSIDER THE INFORMATION REGARDING THE RISKS
ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK OF MECHANICAL
TECHNOLOGY INCORPORATED THAT ARE DISCUSSED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 12.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

----------------------------------------------------------------------
|              |   EXERCISE AND OFFER   |    PROCEEDS TO THE         |
|              |   PRICE                |    COMPANY(1)              |
----------------------------------------------------------------------
|Per Share     |   $_________           |    Max. $__________        |
----------------------------------------------------------------------
|Total         |   $6,000,000           |    Max. $ __________       |
----------------------------------------------------------------------

          (1) Includes deduction of an estimated ($155,770) in expenses, including legal, accounting, investment advisor and distribution expenses.

                 THE DATE OF THIS PROSPECTUS IS JULY 22, 1998.


                            PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and consolidated financial statements, including the related notes, appearing elsewhere and incorporated by reference herein.

                               THE COMPANY

     During the last two and a half years, MTI has undergone significant change. In May 1996, First Albany Companies, Inc. ("FAC") acquired a substantial interest in MTI and led a series of financial and strategic transactions that have significantly changed MTI's operations and fiscal well-being. In July 1996, MTI received an infusion of capital through a private placement of its Common Stock. In December 1996, MTI and FAC succeeded in restructuring a significant outstanding debt of the Company by swapping the debt for Common Stock. This allowed the Company to receive an unqualified opinion in 1996 from its Independent Auditors, Coopers & Lybrand, L.L.P., for the first time since 1992. On June 27, 1997, the Company transferred a portion of the Technology Division to Plug Power, L.L.C. ("Plug Power") to form a joint venture between the Company and Edison Development Corp. ("EDC"). Plug Power has focused exclusively on the research and development of an economically viable Proton Exchange Membrane ("PEM") fuel cell. On September 30, 1997, the Company sold all of the assets of its L.A.B. Division to Noonan Machine Company of Franklin Park, Illinois. The proceeds from this sale were used to pay down outstanding debt and build working capital. On March 31, 1998, the Company sold the remainder of its Technology Division to a subsidiary of Foster-Miller, Inc., a Waltham, Massachusetts-based technology company. These divestitures have enabled the Company to better focus on its profitable test and measurement business.

     Today, MTI is a very different Company, substantially streamlined in focus, but with many challenges remaining. MTI is a manufacturer of advanced test and measurements products that combine precision sensing capabilities with proprietary software and systems to serve a variety of applications for commercial and military customers. The Company has two principal business units: the Advanced Products Division ("Advanced Products"), which produces sensing instruments and computer-based balancing systems, and Ling Electronics, Inc. ("Ling"), a developer and manufacturer of vibration test systems and power conversion products. MTI is also a member of Plug Power, which hopes to be the first commercial manufacturer of PEM fuel cells for residential and other applications.


     Advanced Products has two general product families: non-contact sensing instrumentation and computer-based balancing systems. The non-contact sensing instrumentation products utilize fiber optic, laser and capacitance technology to perform high precision position measurements for product design and quality control inspection requirements, primarily in the semiconductor and computer disk drive industries. Some of these products bear the trademarks FOTONIC and ACCUMEASURE, which are recognized in the industry worldwide. Advanced Products's computer-based aircraft engine balancing systems include an on-wing jet engine balancing system used by both commercial and military aircraft fleet maintenance personnel. This product provides trim balancing and vibration analysis in the field or in test cells.

     Ling, of Anaheim, California, designs, manufactures, and markets electro-dynamic vibration test systems, high-intensity-sound transducers, power conversion equipment and power amplifiers used to perform reliability testing and stress screening during product development and quality control. This mode of testing is used by industry and the military to reveal design and manufacturing flaws in a broad range of precision products, from satellite parts to computer components. Recent Ling products for power and frequency conversion and "clean power" applications include systems capable of output up to 432 kVA.

     The Company believes that the test and measurement industry will undergo substantial consolidation in the near future. The challenges facing MTI today are similar to those facing other smaller companies in industries where consolidation is a part of the landscape. The Company believes that consolidation may become a competitive necessity and that Advanced Products and Ling are well-positioned to combine with complementary, synergistic businesses to enhance and expand product offerings and increase profitability and market position. Accordingly, the Company is actively exploring strategic acquisitions and alliances for these business units.

     Mechanical Technology Incorporated was incorporated in New York in 1961. Unless the context otherwise requires, registrant", "Company" and "MTI" refer to Mechanical Technology Incorporated and its subsidiaries. The Company's principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110 and its telephone number is (518) 785-2211.

                             RECENT DEVELOPMENTS

     On July 15, 1998, the Company received a commitment from KeyBank National Association ("KeyBank") to lend the Company $4 million in a working capital line of credit at an interest rate of LIBOR plus 250 basis points, and $1 million in an equipment loan/lease line of credit at an interest rate of LIBOR plus 275 basis points, both of which expire January 31, 2000. Additionally, KeyBank has agreed to issue a $6 million direct pay letter of credit to enhance the $6 million Industrial Development Revenue Bonds ("IDR Bonds") to be issued on the Company's behalf on or about August 30, 1998. The loan commitment requires the Company to meet certain covenants, including a fixed charge coverage and leverage ratio. Further, if certain performance standards are achieved, the interest rates on the debt may be reduced. The commitment letter also requires the Company to grant a first lien on all consolidated assets of the Company exclusive of Plug Power, a first mortgage on all land and buildings owned by the Company and a first lien on any equipment purchased by the Company. See "Risk Factors--Need for Immediate Financing."

The Industrial Development Agency for the Town of Colonie("IDA") has agreed to issue $6 million in IDR Bonds on behalf of the Company to assist in the construction of a new building for Advanced Products and MTI's corporate staff and renovation of existing buildings to be leased to Plug Power (the "Project"). The
Project is due to be completed as of December 1998. The IDA will issue Industrial Development Revenue Notes to FAC, which will underwrite the sale of the IDR Bonds to the public. The bond proceeds will be deposited with a trustee for the bondholders. MTI may draw down on the bond proceeds to cover qualified Project costs. The bond closing is expected to be completed on or about
August 30, 1998. FAC will receive no fees for underwriting the IDR Bonds, but will be reimbursed for its out of pocket costs. See "Risk Factors-- Immediate Need for Financing" and "Risk Factors--Conflict of Interest."

     On April 15, 1998, EDC contributed an additional $2.25 million in cash to Plug Power. MTI contributed a below-market lease for office and manufacturing facilities in Latham, New York, valued at $2 million and purchased a one year option to match EDC's remaining $250,000 contribution. In May 1998, EDC contributed an additional $2 million to Plug Power and MTI purchased a one year option to match the contribution. MTI's options mature in April 1999 ($250,000) and May 1999 ($2 million). See "Risk Factors--Plug Power-Investment in Plug Power" and "Risk Factors--Plug Power-Recognition of Plug Power Losses."

     Plug Power anticipates that it will need at least $4 million in additional capital to cover expenditures through December 31,

1998, and significant additional capital thereafter. EDC and MTI are currently considering additional cash contributions and/or loans to Plug Power to cover this anticipated need. In addition, Plug Power continues to pursue strategic partners and additional sources of capital. Plug Power is negotiating currently with several strategic partners. There is no assurance, however, that Plug Power will successfully conclude any transactions with strategic partners or find other sources of capital. If other sources of funding cannot be found, MTI will be faced with contributing and/or lending additional capital to Plug Power or dilution of its interest in Plug Power. If EDC and the Company stop funding Plug Power and no additional sources of capital are found, Plug Power will not be able to continue as a going concern. See "Risk Factors--Inability to Raise Sufficient Proceeds"; "Risk Factors--Plug Power-Investment in Plug Power" and "Risk Factors-- Plug Power-Recognition of Plug Power Losses."

                                THE OFFERING

Description of the              If you hold MTI Common
Offering                        Stock on August 12, 1998,
                                you will receive one
                                non-transferable right
                                to purchase MTI Common
                                Stock for every ____
                                shares of MTI Common
                                Stock you own.
                                Fractional Rights will
                                be rounded up to the
                                next whole number in
                                determining the number
                                of Rights to be issued
                                to stockholders.  Each
                                right entitles you to
                                purchase one share of
                                MTI's Common Stock at a
                                purchase price of
                                $_________ ("Exercise
                                Price").  MTI is
                                offering _________
                                shares of Common Stock
                                for purchase through the
                                exercise of Rights
                                ("Underlying Shares").
                                See "Offering--The
                                Rights."

Basic Subscription              Holders are entitled to
Privilege                       purchase, at the
                                Exercise Price, one
                                share of Common Stock
                                for each Right held.
                                See "Offering--The
                                Rights", "Offering--
                                Subscription Privileges-
                                -Basic Subscription
                                Privilege" and
                                "Offering--No
                                Revocation."

Oversubscription                Each Holder who elects to exercise
Privilege                       his or her Basic Subscription
                                Privilege may also subscribe at the
                                Exercise Price for Underlying Shares,
                                if any, remaining unissued after
                                satisfaction of all subscriptions
                                pursuant to the Basic Subscription
                                Privilege. If an insufficient number of
                                Underlying Shares is available to
                                satisfy fully all elections to exercise
                                the Oversubscription Privilege, the
                                available Underlying Shares will be
                                allocated on a pro-rata basis among
                                Holders who exercise their
                                Oversubscription Privilege based on the
                                respective numbers of

                                Underlying shares subscribed for by
                                such Holders pursuant to the Basic
                                Subscription Privilege.  See "Offering
                                --The Rights", "Offering--Subscription
                                Privileges--Oversubscripton Privilege"
                                and "Offering--No Revocation".

Exercise Price                  If you wish to exercise your Rights to
                                purchase Common Stock, the Exercise
                                Price will be $_______ per share of
                                Common Stock.  See "Risk Factors--
                                Determination of Exercise Price" and
                                "Determination of Exercise Price."

When You Can Exercise           The Rights will only be exercisable
Your Rights                     from the period beginning on
                                ______________, 1998, and ending on
                                September 24, 1998 at 5:00 p.m.,
                                New York City time, unless extended by
                                the Company from time to time.  See
                                "Offering--Expiration Date."

Number of Shares of             __________ shares.
Common Stock Offered in
the Offering

Record Date                     August 12, 1998.

Expiration Date                 September 24, 1998,
                                unless extended by the
                                Company from time to
                                time, provided that the
                                Expiration Date shall
                                not be later than
                                November 30, 1998,
                                unless the Board of
                                Directors determines
                                that a material event
                                has occurred that
                                necessitates one or more
                                further extensions of
                                the Rights to permit
                                adequate disclosure of
                                information concerning
                                such event to Holders.
                                If the Company elects to
                                extend the term of the
                                Rights, it will issue a
                                press release to such
                                effect not later than
                                the first day
                                on which The Nasdaq National Market is open for trading following the most recently announced Expiration Date. In the event the Company elects to extend the term of the Offering by more than 14 calendar days, it will, in addition, cause written notice of such extension to be sent promptly to all Holders of record on the Record Date. See
                                "Offering--Expiration Date."

Procedure for Exercising        Rights may be exercised by properly completing
Rights                          the certificate evidencing such Rights
                                (the "Subscription Certificate") and
                                forwarding such Subscription Certificate
                                (or following the Guaranteed Delivery
                                Procedures, as defined below) to the
                                Subscription Agent on or prior to the Expiration
                                Date, together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription
                                Privileges.  If the mail is used to forward
                                Subscription Certificates and/or payment, insured, registered mail should be used. The exercise of a Right may not be revoked or amended. If time does not permit a Holder of a Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such Holder should make use of the Guaranteed Delivery Procedures described under "Offering--Exercise of Rights." Please note that funds paid by uncertified personal check may take at least five business days to clear. Accordingly, Holders who wish to pay the Exercise Price by means of uncertified personal check should make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date.
                                Holders should consider payment by means of certified or cashier's check, money order or wire transfer of funds. See "Offering--Exercise of Rights" and "Offering--Over/Underpayment of
                                Exercise Price."

Persons Holding Shares,         Persons holding shares of Common Stock and
or Wishing to Exercise          receiving the Rights distributable with
Rights Through Others           respect to such shares through a broker, dealer,
                                commercial bank, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common
                                Stock personally who would prefer to have such institutions effect transactions relating to the Rights on their behalf, should give timely instructions to their broker, dealer, commercial bank, trust company or other nominee and request it to effect the transactions for them. See "Offering--Exercise of Rights" and "Offering--Exercise of Rights Through Third
                                Parties."

Closing and Issuance of         The closing will occur and certificates
Common Stock                    representing Underlying Shares will be delivered
                                to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected. See "Offering--Subscription
                                Privileges" and "Offering--Delivery of
                                Subscription Certificates."  No Underlying
                                Shares will be issued until the closing. Funds delivered to the Subscription Agent for the exercise of Subscription Privileges will be held in escrow by the Subscription Agent until the closing. No interest will be paid to Holders on funds held by the Subscription Agent. In the case of Holders exercising Oversubscription
                                Privileges, any excess funds will be returned to the Holders as soon as practical following the closing.

Common Stock to be              After this Offering, assuming all Rights are
Outstanding After the           subscribed for, _________ shares of
Offering                        Common Stock will be outstanding (not
                                including 249,965 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $3.42 per share, of which options to purchase
                                99,465 shares of Common Stock were exercisable as of June 26, 1998).

How We Intend to Use the        It is anticipated that the net proceeds to the
Proceeds                        Company will be approximately $6 million
                                if all of the Underlying Shares are purchased in the Offering. If less than all of the Underlying Shares are purchased, the proceeds will be correspondingly reduced. See "Risk
                                Factors-- Inability to Raise Sufficient
                                Proceeds." The specific uses of the net proceeds from this Offering has not been determined.
                                The Company currently intends to use at least a portion of the proceeds from the Offering for further investment into or loans to Plug Power. The Company may also use the proceeds of the Offering for acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. See "Risk
                                Factors--Discretion in Application of Proceeds" and "Use of Proceeds.

Subscription Agent              American Stock Transfer & Trust Company.  See
                                "Offering--Subscription Agent.

                STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

     Statements in this Prospectus or in documents incorporated herein by reference that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future revenues, expenses and profits. These forward looking statements are subject to known and unknown risks, uncertainties or other factors that may cause the actual results of the Company to be materially different from the historical results or from any results expressed or implied by the forward looking statements. Such risks and factors include, but are not limited to, those discussed below under "Risk Factors" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" in MTI's Form 10-Q for the quarter ended March 27, 1998, attached hereto as Exhibit 13.1. All cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear.

                                RISK FACTORS

     An investment in the Common Stock being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the Common Stock offered by this Prospectus.

Discretion in Application of Proceeds
     The Company has not determined the specific uses of the net proceeds of this Offering. The Company currently intends to use at least a portion of the proceeds of the Offering for further investments into or loans to Plug Power. The Company may also use the proceeds of the Offering for acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. The specific uses of the proceeds will be at the complete discretion of the Company and may be allocated from time to time based on a variety of circumstances. There can be no assurance that the Company will deploy the proceeds in a manner that will enhance the financial condition of the Company.

Inability to Raise Sufficient Proceeds
     There is no assurance that the Company will raise the full amount of funds sought through this Offering. Failure to raise sufficient funds through this Offering will severely limit the Company's ability to make further investments into or loans to Plug Power or to make acquisitions or otherwise increase the market share of its core businesses.

Plug Power
     Investment in Plug Power

     Plug Power currently needs and will continue to need substantial additional capital. To date, EDC and MTI have contributed approximately $16 million worth of cash and other assets to Plug Power. See "Recent Developments." Plug Power estimates that it will need an investment of at least $4 million prior to December 31, 1998 to fulfill its current commitments. MTI does not believe it can fund its share of Plug Power's capital needs unless Plug Power attracts other investors. If EDC and MTI stop funding Plug Power and no additional sources of capital are found, Plug Power will not be able to continue as a going concern. If EDC and/or other investors fund Plug Power, MTI's interest in Plug Power will suffer substantial dilution unless MTI is able and willing to match such contributions.

     Recognition of Plug Power Losses
     MTI has recorded its proportionate share of Plug Power's losses only to the extent of MTI's recorded investment in Plug Power, which has been written down to zero as of March 28, 1998. Future investments into or loans to Plug Power may result in the Company's recognition of losses to the full extent of such investment or loans. Recording of its proportionate share of Plug Power losses will likely result in the Company reporting significant losses in the future, which is likely to have a substantial adverse impact on the market price for the Company's Common Stock.

     Plug Power Research and Development
     Plug Power is engaged in the research and development of an economically viable PEM fuel cell. Plug Power faces intense competition from a number of companies, including at least one competitor that is significantly larger with significantly greater resources. Substantial research and development on the PEM fuel cell remains to be completed. There is no assurance that Plug Power will ever successfully complete such research and development and if they do, that their competitors will not do so more quickly or more effectively. Further, there can be no assurance that any product that Plug Power may ultimately produce will find a market.

     History of Plug Power Losses
     Since its inception on June 27, 1997, Plug Power has incurred substantial losses as follows:
                                                                      (000's)
For the period June 27, 1997 (inception) to September 30, 1997       $  630
For the nine months ended June 26, 1998                              $6,019

     Plug Power will continue to sustain significant losses until it can produce sufficient revenues to cover its costs. MTI expects that such revenues will not be generated until it cost-effectively produces and sells PEM fuel cells to the public. There can be no assurance as to when, or if Plug Power may ever sell PEM fuel cells to the public on a profitable basis.

Immediate Need for Financing
     On July 15, 1998, the Company received a letter of commitment from KeyBank whereby KeyBank agreed to provide a $4 million working capital line of credit and a $1 million equipment loan/lease line, both of which will expire January 31, 2000. Additionally, KeyBank has agreed to issue a $6 million direct pay letter of credit to enhance the $6 million IDR Bonds to be issued on the Company's behalf on or about August 30, 1998. There can be no assurance that the Company and KeyBank will come to terms on the final agreements contemplated by the commitment letter, or that the terms of such financing will be favorable to the Company. There is also no assurance that the Company will be able to sell the $6 million in IDR Bonds to the public. If the Company cannot obtain the financing described above, the failure to do so will have a material adverse effect on the Company's business and operating results.

Conflict of Interest
     George McNamee is Chairman of the Board of Directors of each of FAC, MTI and Plug Power, and is also Chief Executive Officer of MTI and Co-Chief Executive Officer of FAC. Beno Sternlicht and Walter Robb are members of the Board of Directors of MTI and Plug Power. Alan Goldberg is a member of the Board of Directors of FAC and MTI and Co-Chief Executive Officer of FAC. FAC owns 34% of the outstanding Common Stock of MTI. These interrelationships create the potential for conflicts of interest to arise in connection with the exercise by MTI's directors of their respective fiduciary duties.

Discontinued Operations; Change in Strategy
     Since 1996, MTI has shifted its focus from research and development to product development, marketing and sales. With the sale of the remainder of the Technology Division to a subsidiary of Foster-Miller, Inc. in March 1998 (see Note 4, "Discontinued Operations" in MTI's Form 10-Q for the quarter ended March 27, 1998, attached hereto as Exhibit 13.1), MTI has completed its planned sale of non-core businesses and is now prepared to explore strategic acquisitions and alliances for its two core businesses, Advanced Products and
Ling.   There can be no assurance that any acquisitions or strategic alliances will be made, or if such acquisitions or alliances are made that they will have a positive impact on the Company's business and results of operations in the short or long term.

Dilution; Discount from Market Price
     Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. The Exercise Price represents a _________% discount from the market price and could result in a reduction in the market price for the Common Stock.

Substantial Immediate Dilution
     Assuming all Underlying Shares are subscribed for in connection with this Offering, a purchaser of Common Stock in this Offering will experience immediate and substantial dilution of approximately $_________ in net tangible book value per share because the Exercise Price of the Common Stock ($_______) exceeds the $_________ pro-forma net tangible book value per share at March 27, 1998 of the Company's Common Stock after giving effect to the Offering.

Determination of Exercise Price
     The Exercise Price of the Common Stock was determined by the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc. The Exercise Price does not necessarily bear any relationship to the prices at which shares of Common Stock have traded in the market or in private transactions, or to the Company's earnings, assets, book value, financial condition or any other recognized criterion of value. There can be no assurance that the value of the Common Stock will not decline below the Exercise Price.

Attraction and Retention of Technical Employees
     The Company believes that its future success will depend in large part upon its ability to attract, retain and motivate highly skilled employees, particularly technical employees. These employees are likely to remain in limited supply for the foreseeable future. There can be no assurance that the Company will be able to attract and retain sufficient numbers of highly skilled technical employees. The loss of a significant number of the Company's technical employees could have a material adverse effect on the Company.

Competition
     The Company faces intense competition from at least several companies, many of which are larger than MTI and have greater financial resources. While Advanced Products and Ling each have a major share of their respective markets, the Company does not consider either of them to be dominant within its industry. The primary competitive considerations in the Company's businesses are: product quality and performance; price; and timely delivery. These competitive pressures have restrained, and can be expected in the future to restrain the growth and profitability of the Company's businesses, which could have a material adverse effect on the value of the Common Stock.

Economic Events in Asia
     The Company's operations may be affected by unfavorable financial and economic conditions in Asia, which are outside of the control of the Company. Recent economic events in Asia have had a material adverse effect on currency fluctuations and spending in such areas. The Company's operating results may be adversely affected by such crises due to the potential for significant decreases in demand for the Company's products and services, the potential for foreign governments to implement prohibitions and limitations on U.S. companies, and the potential for foreign currency losses. Such events could have an adverse effect on the market value of the Common Stock.

Additional Capital Requirements
     Management expects that the future growth and development of the Company's business will require additional capital. There can be no assurance that the Company will be able to obtain additional capital when necessary, or that the terms on which any capital investment can be obtained will be favorable to the Company. If the Company cannot obtain capital on satisfactory terms, the failure to obtain such financing will have a material adverse effect on the Company's business and operating results.

Control by Existing Holders of Common Stock
     The members of the Company's present Board of Directors directly or indirectly own more than 48% of the Company's outstanding Common Stock. As a result, it is unlikely that investors who purchase the shares of Common Stock offered hereby will be able to obtain representation on the Company's Board of Directors (unless they first obtain the support of the shareholders on the existing Board), or otherwise exercise any control or influence over the Company's management. Furthermore, the substantial shareholdings by members of the present Board of Directors make it unlikely that an independent third party could effect a change in control of the Company without the consent of the Board, thereby effectively insulating the Company's Board of Directors and management from objections and challenges by shareholders to actions taken by the Board and management in the conduct of the Company's business and the formulation of its business objectives, strategies and policies. This could have an adverse effect on the market value of the Common Stock.

No Assurance of Public Market for Common Stock
     In August 1994, the Company was removed from The Nasdaq National Market System and commenced trading on the OTC Bulletin Board. The Company intends to apply for re-listing on The Nasdaq National Market System shortly after the end of its fiscal year. There can be no assurance that MTI's Common Stock will be re-listed or that there will be an active trading market for the Company's Common Stock. In addition, the trading price of the Common Stock has been, and in the future could be, subject to significant fluctuations in response to variations in quarterly operating results, the gain or loss of significant contracts, changes in management, new products or services by the Company or its competitors, general trends in the industry, announcements by Plug Power and other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many companies in similar industries and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

Rapid Technological Change; Dependence on New Product Introduction, Product Enhancements and Product Developments
     The market for many of the Company's products and services is characterized by rapidly changing technology and evolving industry standards. There is no assurance that the Company's current technology base will continue to address current and evolving customer needs. The Company believes that its future success will depend on its ability to develop and manufacture new products and product enhancements and to introduce them successfully into the market. Failure to do so in a timely fashion could harm the Company's competitive position. The announcements or introductions of new products by the Company or its competitors may adversely affect the Company's operating results, because these announcements or introductions may cause customers to defer or forego ordering products from the Company's existing product lines. Moreover, there is no assurance the Company will have sufficient funds to finance product introductions, enhancements or developments.

Issuance of Additional Common Stock
     The Company has 15 million authorized shares of Common Stock, $1.00 par value, of which _________ shares will be issued in connection with this Offering, resulting in a maximum of__________ shares outstanding after completion of this Offering. The Company's Board of Directors generally has authority, without action or vote of the stockholders, to issue all or part of the authorized but unissued shares. Any such issuance could further dilute the percentage ownership interest of shareholders and may further dilute the book value of the Common Stock.

Year 2000 Compliance
     Currently, there is significant uncertainty regarding the impact of the year 2000 on software installed in certain products by the Company. Current versions of the Company's products are designed to be "Year 2000" compliant. The Company is in the process of determining the impact of any non-compliance of previously installed products or purchased software and related products on the Company and its customers and suppliers. The Company does not currently believe that the effects of any potential Year 2000 non-compliance in the Company's products will result in any material adverse impact on the Company's business or financial condition. There can be no assurance, however, that the Company will not be exposed to potential claims resulting from system problems associated with the arrival of the Year 2000.

No Cash Dividends
     Since its inception, the Company has not paid any cash dividends on its Common Stock. The Company anticipates that its future earnings, if any, will be retained for use in the business or for other corporate purposes, and it is not anticipated that any cash dividends on the Common Stock will be paid in the foreseeable future.

     In addition to the matters discussed above, prospective investors should consult their own attorneys, accountants and other professional advisors as to legal, tax and related matters concerning their prospective investment in the Company's Common Stock.

                  SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     Set forth below is summary consolidated financial information (restated for the discontinuance of the Technology Division as of December 26, 1997) and certain adjusted financial information of the Company. The consolidated financial information as of and for the five years ended September 30, 1997 set forth below has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent public accountants. The consolidated financial data as of and for the six months ended March 27, 1998 and March 28, 1997 has been derived from unaudited consolidated financial statements which, in the opinion of management, reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial data for such periods. The following information should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Company's consolidated financial statements and the accompanying notes set forth in the Company's Form 10-Q for the quarter ended March 27, 1998, attached hereto as Exhibit 13.1.

                                    Six Months
                               Ended March 27 and 28            Years Ended September 30,  (Restated)
                               ---------------------   --------------------------------------------------------
                                    (unaudited)                               (audited)
                                          (Restated)
                                  1998       1997        1997        1996        1995        1994        1993
                                 ------     ------      ------      ------      ------      ------      ------
Statement of Earnings Data:                    (in thousands, except per share data)

Net Sales..................     $10,249     $12,594     $24,102     $22,755     $18,140     $29,721     $28,395

Gross Profit...............       4,249       4,848       9,628       8,830       6,145      11,800      11,321

Operating Income (Loss)....         996       1,319       1,593       1,069      (2,167)      2,157       3,021

Gain on sale of
subsidiary/division or
building...................           -           -       2,012         750       6,779       1,856           -

Income from Continuing
Operations Before
Extraordinary Item and
Income Taxes...............         865       1,129       2,701         673       3,352         816       1,840

Income  from Continuing
Operations before
Extraordinary Item.........         865         994       2,558         598       3,256         201       1,492

Extraordinary Item - Gain on
Extinguishment of Debt, net
of taxes ($106)............           -       2,507       2,507           -           -           -           -

Income from Continuing
Operations.................         865       3,501       5,065         598       3,256         201       1,492

Income (Loss) from
Discontinued Operations,
Net of Taxes...............      (2,285)(2)    (469)       (545)      3,150        (334)    (24,579)(1)    (436)

Net (Loss) Income..........      (1,420)      3,032       4,520       3,748       2,922     (24,378)      1,056

Diluted Earnings Per Share:(3)

Income from Continuing
Operations before
Extraordinary Item.........        0.14        0.18        0.45        0.15        0.91        0.05        0.42

Extraordinary Item.........           -        0.46        0.44           -           -           -           -

(Loss) Income from
Discontinued Operations....       (0.37)      (0.08)      (0.09)       0.81       (0.09)      (6.96)      (0.12)

Net (Loss) Income..........       (0.23)       0.56        0.80        0.96        0.82       (6.91)       0.30

Weighted Average Shares
Outstanding and
Equivalents................   6,083,073   5,413,167   5,670,364   3,911,952   3,559,789   3,529,881   3,527,835

Other Information:

Capital Expenditures.......         115         244         377         264         409         426         188

Depreciation and
Amortization...............         143         122         243         233         358         460         706

Balance Sheet Data:

Working Capital (Deficit)..       5,450       6,993       7,696       7,086       2,712      (6,219)     17,326

Total Assets...............      12,594      13,425      14,003      13,481      13,444      23,971      41,680

Total Long Term Debt.......           0       1,007           0       5,508       6,960      11,182      13,082

Total Shareholders' Equity
(Deficit)..................       6,799       6,720       8,213       2,164      (3,490)     (6,418)     17,969

(1) Includes a net charge of $15,415,000 related to the discontinuance of the Company's United Telecontrol Electronics, Inc. subsidiary.
(2) Includes a net charge of $1,769,000 related to the discontinuance of the Company's Technology Division.
(3) Earnings per share have been restated to comply with SFAS No. 128, "Earnings Per Share."

                               USE OF PROCEEDS

     The net proceeds from the Offering are estimated to be approximately $6 million after the payment of expenses associated with the Offering, assuming the Offering is fully subscribed. See "Risk Factors--Inability to Raise Sufficient Proceeds." The Company has not determined the specific uses of the net proceeds of the Offering. The Company currently intends to use at least a portion of the proceeds of the Offering for further investments into or loans to Plug Power.The Company may also use the proceeds of the Offering for acquisitions, efforts to increase market share, working capital, general corporate purposes and other capital expenditures. See "Risk Factors--Discretion in Application of Proceeds." Although the Company intends to pursue acquisitions actively, it has no current contract or commitment with respect to any particular acquisition.

                      DETERMINATION OF EXERCISE PRICE

     The Exercise Price was determined by the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc., which has issued a fairness opinion supporting the fairness of the Exercise Price. See "Risk Factors--Determination of Exercise Price."

                                 OFFERING

The Rights
     The Company is distributing, at no cost to the record holders of its outstanding Common Stock as of August 12, 1998 non-transferable Rights to purchase additional shares of Common Stock at a price of $________ per share. The Company will distribute one non-transferable Right for each ___________ shares of Common Stock held on the Record Date. Each Right will entitle its Holder to purchase one share of Common Stock. The Rights will be evidenced by non-transferable subscription certificates. An aggregate of _______ shares of Common Stock will be sold if all Rights are exercised.

     No fractional Rights, or cash in lieu thereof, will be issued or paid. The number of Rights distributed to each Holder will be rounded up to the nearest whole share in connection with the exercise of Subscription Privileges.

Subscription Privileges
     Basic Subscription Privilege. Each Right will entitle the Holder thereof to receive, upon payment of the Exercise Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Subscription Privilege will be delivered to subscribers as soon as practical after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier.Holders exercising their Subscription Privilege will not be shareholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which it is anticipated will occur four business days after the Expiration Date.


     Oversubscription Privilege. Subject to the allocation described below, each Right also carries the right to subscribe, at the Exercise Price, for any Underlying Shares not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Shares"). If the Excess Shares are not sufficient to satisfy all subscriptions made pursuant to the Oversubscription Privilege, such Excess Shares will be allocated pro-rata (subject to the elimination of fractional shares) among those Holders exercising the

Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each Holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege;provided, however, that if such pro-rata allocation results in any Holder being allocated a greater number of Excess Shares than such Holder subscribed for pursuant to the exercise of such Holder's Oversubscription Privilege, then such Holder will be allocated only the number of Excess Shares for which such Holder subscribed. The remaining Excess Shares will be allocated among all other Holders exercising the Oversubscription Privilege. Only beneficial Holders who exercise the Basic Subscription privilege in full will be entitled to exercise the Oversubscription Privilege. Notification of the number of shares allocated pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practical after the Expiration Date and after all prorations have been effected.

Expiration Date
     The Rights will expire at 5:00 p.m., New York City time, on September 24, 1998 (the "Expiration Date"),unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date a no event shall be later than November 30, 1998, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates an amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.

Exercise of Rights
     Rights may be exercised by delivering to the Subscription Agent, on or prior to 5:00 p.m., New York City time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures, together with payment in full of the Exercise Price for each Underlying Share subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S.
bank or postal money order, payable to American Stock Transfer & Trust Company, as Subscription Agent; (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose; or (iii) in such other manner as the Company may approve in writing in the case of persons acquiring Underlying Shares at an aggregate Exercise Price of $500,000 or more (the payment method under (iii) being an "Approved Payment Method"), provided in each case that the full amount of such Exercise Price is received by the Subscription Agent in currently available funds within three Nasdaq National Market trading days following the Expiration Date. Payment of the Exercise Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal money order,
(c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of good funds by the Subscription Agent through an Approved Payment Method.

     If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Exercise Price by means of an uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or bank cashier's check, money order or wire transfer of funds.

     The address to which the Subscription Certificates and payment of the Exercise Price should be delivered is:

     American Stock Transfer & Trust Company
     40 Wall Street
     New York, New York 10005

     If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

     (i) such Holder has caused payment in full of the Exercise Price for each Underlying Share being subscribed for pursuant to the Subscription Privileges to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

     (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions for Subscription Certificate (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934), stating the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription Certificate(s) evidencing such Rights within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery; and

    (iii) the properly completed Subscription Certificate(s), with any required signatures, is received by the Subscription Agent within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery relating thereto.The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificate(s) at the address set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (718) 234-5001). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

     Funds received in payment of the Exercise Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such Holder wished to subscribe for pursuant to the

Oversubscription Privilege, the excess funds paid by such Holder in respect of the Exercise Price for shares not issued shall be returned by mail without interest or deduction as soon as practical after the Expiration Date.

Exercise of Rights Through Third Parties
     A Holder who holds shares of Common Stock for the account of others,such as a broker, a trustee or a depositary for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain timely instructions with respect to the Rights. If the beneficial owner so instructs, the record Holder of such Rights shall complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a Holder of record should contact the Holder and make a timely request that the Holder effect transactions in accordance with the beneficial owner's instructions.

Over/Underpayment of Exercise Price

     If either the number of Underlying Shares being subscribed for pursuant to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount of funds delivered is not enough to pay the Exercise Price for all Underlying Shares stated to be subscribed for, the number of Underlying Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount. If the number of Underlying Shares being subscribed for is not specified, or payment of the Exercise Price for the indicated number of Rights that are being exercised exceeds the required Exercise Price, the payment will be applied, until depleted, to subscribe for Underlying Shares in the following order: (i) to subscribe for the number of Underlying Shares indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Underlying Shares until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Underlying Shares pursuant to the Oversubscription Privilege (subject to any applicable proration).

Delivery of Subscription Certificates
     The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. PLEASE SEND ALL SUBSCRIPTION CERTIFICATES TO THE SUBSCRIPTION AGENT. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.

     The method of delivery of subscription certificates and payment of the Exercise Price to the Subscription Agent will be at the election and risk of the Rights Holder, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment prior to 5:00 p.m.,New York City time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, the Rights Holder is strongly urged to pay,or arrange for payment, by means of certified or bank cashier's check, money order or wire transfer of funds.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus, or the Notice of

Guaranteed Delivery should be directed to the Subscription Agent at telephone number (718) 921-8200, or the Company at telephone number (518) 785-2211.

No Revocation
     Once a Rights Holder has exercised the Basic Subscription Privilege or the Oversubscription Privilege, such exercise may not be revoked.

Subscription Agent
     The Company has appointed American Stock Transfer & Trust Company as Subscription Agent for the Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Exercise Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:

          American Stock Transfer & Trust Company
          40 Wall Street
          New York, NY 10005
          Telephone No. (718) 921-8200
          Telecopier No. (718) 234-5001

     The Company will pay the fees and expenses of the Subscription Agent, and has also agreed to indemnify it from any liability that it may incur in connection with the Offering.

                      FEDERAL INCOME TAX CONSEQUENCES

     Because of the complexity of the provisions of the Internal Revenue Code of 1986, as amended (the "Code") and because tax consequences may vary depending upon the particular facts relating to each holder of MTI Common Stock, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of this Offering under the Code and under any applicable state, local or foreign tax laws.

                            PLAN OF DISTRIBUTION

     The Common Stock offered hereby is being offered by the Company pursuant to the issuance of Rights directly to holders of shares of Common Stock on the Record Date. Certain employees, officers or directors of the Company may solicit responses from Holders to the Offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

     The Company intends to distribute Rights and copies of this Prospectus to stockholders of record on the Record Date promptly following the Effective Date of the Registration Statement of which this Prospectus forms a part.

     Holders who desire to subscribe for the purchase of shares of Common Stock in the Offering are urged to complete, date and sign the Subscription Certificate and return it to the Subscription Agent on or before the Expiration Date, together with payment in full for the share purchase. See "Offering-- Exercise of Rights" and "Offering--Exercise of Rights Through Third Parties."

                 DESCRIPTION OF SECURITIES TO BE REGISTERED

     The authorized capital stock of the Company includes 15 million shares of Common Stock, par value $1.00 per share. ___________ shares of Common Stock are being registered in connection with the Offering. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose.

     The Company has not paid dividends on the Common Stock and does not anticipate doing so in the foreseeable future.

     Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected as follows: three directors for a three-year term; two directors for a two-year term; and three directors for a one-year term.

     At July 17, 1998, the approximate number of Holders of record of the Common Stock was 1,460.

                          INCORPORATION BY REFERENCE

     The following documents filed by the Company with the SEC are hereby incorporated by reference and are an integral part hereof: the Company's Annual Report on Form 10-K for its fiscal year ended September 30, 1997; the Company's Amended Annual Report on Form 10-K/A for its fiscal year ended September 30, 1997, as filed on January 23, 1998; the Company's Amended Annual Report on
Form 10-K/A for its fiscal year ended September 30, 1997, as filed on March 2, 1998; the Company's Quarterly Report on Form 10-Q for its quarter ended March 27, 1998; and the Company's Current Report on Form 8-K dated April 8, 1998. Copies of the Company's Form 10-K and 10-K/A reports for the year ended September 30, 1997 and Form 10-Q report for quarter ended March 27, 1998 accompany this Prospectus. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. All other documents may be obtained from MTI at no charge by any person, including any beneficial owner,to whom a prospectus is delivered, who makes a written or oral request for such documents. Please address all such requests to Cynthia A. Scheuer, Chief Financial Officer, Mechanical Technology, Inc., 968 Albany-Shaker Road, Latham, New York 12110 ((518) 785-2211).

                             AVAILABLE INFORMATION

     MTI is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the SEC. Forms 10-K, 10-K/A, 10-Q, S-8, 8-K, the Proxy Statement and other information filed by the Company, can be read and copied at the Public Reference Room of the SEC in Washington, D.C. at the address given below, and at certain of its Regional Offices at 1 World Trade Center, Suite 1300, New York, New York 10048 and 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                LEGAL MATTERS

     Certain legal matters with respect to the validity of the Rights and the Underlying Shares have been passed upon for the Company by Whiteman Osterman & Hanna, Albany, New York.

                                   EXPERTS

     The consolidated balance sheets as of September 30, 1997 and 1996 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1997, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The Exercise Price was determined by the independent Consulting and Investment Banking firm of Schwartz Heslin Group, Inc. Schwartz Heslin Group, Inc. has also issued a fairness opinion attesting to the fairness of the Exercise Price. The Company will pay fees and expenses of Schwartz Heslin Group, Inc., and has also agreed to indemnify it from certain liabilities it may incur in connection with the Offering.

                      MECHANICAL TECHNOLOGY INCORPORATED
               Cross-Reference Sheet to Prospectus on Form S-2
             Furnished Pursuant to Item 501(b) of Regulation S-K

Item    Form S-2 Caption                Location in Prospectus           Page
----    ----------------                ----------------------           ----
1.      Forepart of the Registration    Outside Front Cover Page
        Statement and Outside Front
        Cover Page of Prospectus

2.      Inside Front and Outside Back   Inside Front Cover Page
        Cover Pages of Prospectus       Outside Back Cover Pages

3.      Summary Information and         Prospectus Summary; Risk Factors
        Risk Factors

4.      Use of Proceeds                 Use of Proceeds

5.      Determination of Exercise       Determination of Exercise Price
        Price

6.      Dilution                        Risk Factors--Dilution; Risk Factors--
                                        Substantial Immediate Dilution

7.      Selling Securityholders         Not Applicable

8.      Plan of Distribution            Plan of Distribution

9.      Description of Securities       Description of Securities to be
	to be registered									Registered:  Risk Factors--Issuance
																	of Additional Capital Stock; Offering

10.     Interests of Named Experts      Legal Matters; Experts
         and Counsel

11.     Information with Respect to     Form 10-K for the fiscal year ended
        Registrant                      September 30, 1997, Form 10-K/A, filed
                                        as of January 23,1998, Form 10K/A,filed
                                        as of March 2, 1998, and Form 10-Q for
                                        the quarter ended March 27, 1998,
                                        appended hereto

12.     Incorporation of Certain        Incorporation of Certain
        Information by Reference        Documents by Reference; Available
                                        Information

                                  PART II

               INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        SEC Registration Fee                        $  1,770
        Printing                                       4,000*
        Legal fees and Expenses                       65,000*
        Accounting Fees and Expenses                  20,000*
        Pricing and Fairness Opinion and Expenses     30,000*
        Stock Transfer Fees                           35,000*
                                                    --------
                Total                               $155,770*
                                                    ========
        *Estimated



Item 15.  	INDEMNIFICATION OF DIRECTORS AND OFFICERS --
	DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

     Under provisions of the Company's Amended and Restated Certificate of Incorporation, the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, proceeding or suit (including one by or in the right of the Company to procure a judgment in its favor), whether civil or criminal, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company, or is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the Company, against judgments, fines, amounts paid in settlement and expenses, including attorneys' fees, actually incurred as a result of or in connection with any such action, proceeding or suit, or any appeal therefrom, if such director or officer acted in good faith for a purpose which he reasonably believed to be in or not opposed to the best interests of the Company, and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful; provided, however, that no indemnification shall be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained a financial profit or other advantage to which he was not legally entitled.

     Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16.  EXHIBIT INDEX

See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.

Item 17.  UNDERTAKINGS

     The undersigned Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to, and meeting the requirements of, Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York on July 22, 1998.

MECHANICAL TECHNOLOGY, INC.

By: /s/ George C. McNamee
    ---------------------------------
    George C. McNamee
    Chief Executive Officer






     KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cynthia A. Scheuer and George C. McNamee his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


SIGNATURE																	DATE

/s/ George C. McNamee                                  07/22/98
------------------------------------
George C. McNamee
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Cynthia A. Scheuer                                     "
------------------------------------
Cynthia A. Scheuer
Chief Financial Officer (Principal
Financial and Accounting Officer)

/s/ Dale W. Church                                         "
------------------------------------
Dale W. Church
Director

/s/ Edward A. Dohring                                      "
------------------------------------
Edward A. Dohring
Director

/s/ Alan P. Goldberg                                       "
-----------------------------------
Alan P. Goldberg
Director

/s/ E. Dennis O'Connor                                     "
-----------------------------------
E. Dennis O'Connor
Director

/s/ Walter L. Robb                                         "
-----------------------------------
Dr. Walter L. Robb
Director

/s/ Beno Sternlicht                                        "
----------------------------------
Dr. Beno Sternlicht
Director

                                Exhibit Table
                                -------------

  5.1  Form of Opinion re legality
10.21 Asset Purchase Agreement between MTI and NYFM, Incorporated, dated as of March 31,1998
10.22 Option Agreement-Contribution Match between Plug Power, L.L.C. and MTI, dated as of April 24, 1998
10.23 Option Agreement-Contribution Match between Plug Power, L.L.C. and MTI, dated as of June 15, 1998
10.24 Contribution Agreement between Edison Development Corporation and MTI, dated as of June 10, 1998
10.25  Form of Notice of Guaranteed Delivery for Subscription
       Certificate
10.26  Form of American Stock Transfer & Trust Co. Agency Agreement
10.27  Form of Instructions for Subscription Certificate
13.1 Form 10-Q Quarterly Report to Security Holders for the Quarter Ended March 27, 1998(1)
23.1   Form of Consent of PricewaterhouseCoopers LLP
23.2 Form of Consent of Whiteman Osterman & Hanna (included in Form of Opinion in Exhibit 5.1)
24     Power of Attorney (included on signature page)

___________________

Certain Exhibits were previously filed (as indicated below) and are incorporated by reference herein.

(1)    Filed with the Securities and Exchange Commission as of May 8,
1998.